UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,335,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,335,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,882,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 9 Pages

Item 1. Security and Issuer Identity and Background

This Amendment No. 6 to that certain Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 5, 2016, as amended by Amendment No. 1 thereto dated May 26, 2017, Amendment No. 2 thereto dated June 2, 2017, Amendment No. 3 thereto dated June 7, 2017, Amendment No. 4 thereto dated June 9, 2017 and Amendment No. 5 thereto dated June 30, 2017 relates to the common stock, $.001 par value per share (the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

This Amendment No. 6 is being filed to disclose the recent activities set forth in Item 4 (Purpose of Transaction) and the transactions described in Item 5.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by WealthColony SPV II, L.P. (the “Limited Partnership”), WealthColony Management Group, LLC and Jeffrey Freedman (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

WealthColony SPV II, L.P.	745 Hope Road Eatontown, New Jersey 07724

WealthColony Management Group, LLC	745 Hope Road Eatontown, New Jersey 07724

Jeffrey Freedman	745 Hope Road Eatontown, New Jersey 07724

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

WealthColony SPV II, L.P.	Sole business is to invest in securities of the Issuer

WealthColony Management Group, LLC	Manager of limited partnerships.

Jeffrey Freedman	Manager of WealthColony Management Group, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Person is a citizen of the United States of America. Each of WealthColony SPV II, L.P. and WealthColony Management Group, LLC was formed under Delaware law.

Page 5 of 9 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the available working capital of the Limited Partnership and the personal funds of Jeffrey Freedman.

Item 4. PURPOSE OF TRANSACTION

This Item 4 is being amended to add the following:

In August 2017, WealthColony Management Group, LLC (“WealthColony”) resolicited the consent of certain stockholders with respect to the removal of each of Jamieson Karson and Ronald Crane as directors of the Issuer and the appointment of Jeffrey Freedman and Randy Beller as directors of the Issuer.

On August 18, 2017, WealthColony transmitted a letter (the “Delivery Letter”) to Jamieson Karson, the Chief Executive Officer of the Issuer (the “CEO”) in which WealthColony delivered written consents pursuant to and in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “Written Consents”), signed, in person or by proxy, by the holders of shares of Common Stock, Class B Convertible Preferred Stock and Class C Convertible Preferred Stock representing approximately 51% of the voting power of the Issuer’s outstanding capital stock, which percentage exceeds the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares of voting stock were present and voted.

The Issuer’s stockholders approved the following proposals (the “Proposals”) pursuant to the Written Consents:

1.	Each of Jamieson Karson and Ronald Crane was removed from the Board; and

2.	Each of Jeffrey Freedman and Randy Beller (the “Incoming Directors”) was elected to serve as a director of the Issuer.

The Delivery Letter also advised the CEO that the Former Directors were no longer authorized to act on behalf of the Issuer, and requested that the CEO instruct the Former Directors to refrain from any such actions, and from holding themselves out to anyone as having such authority.

The Delivery Letter requested the CEO to confirm on or before 5:00 p.m., Eastern Time, on August 21, 2017, (i) his acknowledgement of the immediate effectiveness of the Written Consents and, (ii) that in light of the changes to the composition of the Board, neither the Issuer nor anyone purporting to act on behalf of the Issuer, would act outside the ordinary course of business without the approval of the newly constituted Board or would make any material business decisions without the prior approval of the newly constituted Board.

The Delivery Letter advised the CEO that the Incoming Directors would be willing to consider working with the CEO following the effective change of the Issuer’s Board to ensure a smooth transition of the Issuer’s leadership. Finally, WealthColony noted in the Delivery Letter that the Incoming Directors and Joseph Hagan were planning to visit the executive offices of the Issuer in the next week, and at such time, WealthColony expected the books and records of the Issuer to be made available to them.

Page 6 of 9 Pages

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the Board of Directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) WealthColony Management Group, LLC and Jeffrey Freedman may be deemed the beneficial owners of up to 119,882,964 shares of Common Stock representing approximately 41.5% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated in accordance with Rule 13d-3 and is based upon 288,845,379 shares of Common Stock outstanding as of May 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2017.

(b) By virtue of their control of the Limited Partnership, WealthColony Management Group, LLC and Jeffrey Freedman share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the securities of the Issuer held by the Limited Partnership.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the past 60 days, except as follows:

WealthColony completed the registration of shares in the name of the Limited Partnership on the dates and amounts set forth below.

Date of Transaction	No. of Shares of Common Stock
7-13-17	9,322,827
7-24-17	17,926,121
7-26-17	2,995,000
8-01-17	1,196,572
8-02-17	1,374,510
8-03-17	1,250,000
8-04-17	1,250,000
8-10-17	1,500,000
8-11-17	5,640,000
8-14-17	1,250,000
8-14-17	2,375,000

The purchase price for each of the shares acquired was approximately $.002 per share.

The Reporting Person previously reported that it had received documents entitling it to transfer 5,906,373 shares of Series B Convertible Preferred Stock to the Limited Partnership. The Issuer has not engaged a transfer agent with respect to the Series B Convertible Preferred Stock. As a result of the absence of a transfer facility, the proposed transfer of the Series B Convertible Preferred Stock was not completed and the transfer was canceled.

Page 7 of 9 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-3 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016 (filed with the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on July 5, 2016 and incorporated by reference herein).

4.	Letter to Board of Directors dated May 25, 2017 (filed with Amendment No. 1 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on May 26, 2017 and incorporated by reference herein).

5.	Letter to Board of Directors dated June 2, 2017 (filed with Amendment No. 2 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 2, 2017 and incorporated by reference herein).

6.

Letter to Jamieson Karson dated June 6, 2017 (filed with Amendment No. 3 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 7, 2017 and incorporated by reference herein).

7.	Letter to Jamieson Karson dated June 27, 2017 (filed with Amendment No. 4 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 9, 2017 and incorporated by reference herein).

8.	Letter to Jamieson Karson dated August 18, 2018 (filed herewith).

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2017

WEALTHCOLONY SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

Page 9 of 9 Pages

Exhibit 8

SPV II - Limited Partnership

745 Hope Road

Eatontown, NJ 07724

jeff@wealthcolony.com

August 18, 2017

CERTIFIED MAIL RETURN RECEIPT REQUESTED

Jamieson Karson

Soupman, Inc.

1110 South Avenue, Suite 100
Staten Island, New York 10314

With a copy to:

Corporation Trust Company

1209 Orange Street

Wilmington, DE 19808

County of New Castle

Dear Mr. Karson:

On behalf of certain of the holders of common stock, par value $0.001 per share, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (collectively, the “Capital Stock”) of Soupman, Inc. (the “Company”), enclosed with this letter as Exhibit A please find written consents pursuant to and in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “Written Consents”) signed by the holders of shares representing approximately 51% of the voting power of the Company’s outstanding Capital Stock, which percentage exceeds the minimum number of votes that would be necessary to authorize or take the actions specified below at a meeting at which all shares of the Company’s Capital Stock were present and voted, with the immediate effect of:

1.	Removing the following current members of the Board: Jamieson Karson and Ronald Crane (and any other person or persons elected or appointed by the Board prior to the date hereof) (the “Former Directors”), other than the Incoming Directors (as defined below); and

2.	Electing each of Jeffrey Freedman and Randy Beller (the “Incoming Directors”) to serve as a director of the Company.

2

As such, please be advised that in accordance with the General Delaware Corporation Law and other applicable law and Section 2.2 of the Company’s Bylaws, each of the Former Directors is no longer authorized to act on behalf of the Company or to represent himself as a director of the Company, and we hereby request that you instruct the Former Directors to refrain from taking any such actions, and from holding themselves out to anyone as having such authority.

We further hereby request that you inform the officers and employees of the Company that the Former Directors have no legal authority with respect to the Company and that such officers and employees must refrain from taking any action upon the direction of, or otherwise take any instruction from, the Former Directors. Finally, in order to ensure that only authorized persons have access to the tangible and intangible property of the Company, we hereby request that you and every other officer and employee of the Company refrain from making available any proprietary or confidential information of the Company to the Former Directors and deny the Former Directors access to the premises of the Company henceforth.

Please confirm on or before 5:00 p.m., Eastern Time, on August 21, 2017, that the Company acknowledges the immediate effectiveness of the Written Consents. Please also confirm that, in light of the changes to the composition of the Board, neither the Company nor anyone purporting to act on behalf of the Company will cause the Company to take any actions outside the ordinary course of business or will make any material business decisions without the prior approval of the newly constituted Board. We look forward to working with the Company to issue prompt notice of these actions to non-consenting stockholders of the Company in accordance with Section 228(e) of the Delaware General Corporate Law.

The new members of the Board hope to work with you and the Company to ensure a smooth transition and minimal disruption to the business and operations of the Company. The new members of the Board and Joseph Hagan plan to visit and meet at the principal executive offices of the Company within the next week, and will be in touch the Company’s staff to schedule a specific date and time for such meeting. At such time, we expect all books and records of the Company to be made available to them.

Please do not hesitate to contact me with any questions.

Sincerely,

WealthColony SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

Enclosures